SKYHIGH RESOURCES INC
1791 Marcy Lynn Court
San Jose. CA 95124 Telephone: 480-239-4080

February 20, 2009

US Securities and Exchange Commission,
Division of Corporate Finance,
Mail Stop 7010,
Washington, D.C. 20549

Attention:	H. Roger Schwall
Assistant Director

Ref:	Skyhigh Resources, Inc
Amendment No 1 to Registration Statement on Form S-1
File No. 333-153863
Filed January 13, 2009

Subject:	Commission letter dated February 2, 2009

Dear Mr. Schwall:

We respond to your letter dated February 2, 2009 regarding the referenced matter and address your numbered comments 1 through 7.

Our response follows the suggestion made in your “Closing Comments” wherein you suggest we may wish to provide a marked copy of the amendments to expedite your review. In this regard, we have made such amendment suggested in your review and have identified these amendments by redline (track changes) and numbered each amendment in the S-1 document to correspond to the number in your letter. Further details follow.

Note 1
We have responded to your suggested changes as appropriate.

Note 2 – Pertaining to S-1 section “Our Directors and Executive Officers”
We have revised this section to reflect your comments, inserting month and year dates to the start of each position and as well provided expanded detail therein.

Note 3
The sections detailing at each place we discuss the return of funds that should the offering be terminated the funds would be promptly returned along with any accrued interest which will accrue at the rate of 4% per annum. The funds will be segregated and will be placed into a separate bank account.

Note 4
At each location where we discuss “Termination of Offering, “Plan of Distribution” and elsewhere as appropriate, we have made it clear that the offering will not be extended beyond June 30, 2009, the termination date.

Note 5
We have revised the details under “Dilution” to correct the inaccuracies in our previous disclosure.

SKYHIGH RESOURCES INC
1791 Marcy Lynn Court
San Jose. CA 95124 Telephone: 480-239-4080

US Securities and Exchange Commission,
Division of Corporate Finance,
Mail Stop 7010,
Washington, D.C. 20549
February 20, 2009
Page 2 of 2

Attention:	H. Roger Schwall
Assistant Director

Note 6
The disclosure under “Annual Shareholder Meeting” has been revised to remove any reference to “approval of the registration statement”. It states “annual first shareholders meeting will be scheduled to be held within six months following final disposition of this S-1 Registration Statement and annually thereafter within six months of the Company’s year end, or earlier should other consideration warrant the earlier convening of a meeting

Note 7
Our exhibit list has been revised to indicate which exhibits are filed with the current amendment, and where and with what filing all other exhibits were filed.

In our review we have identified minor grammatical or punctuation errors and made the required corrections.

We trust the information provided responds fully to your review questions.

Yours very truly
Skyhigh Resources Inc

Trevor Blank
Chief Executive Officer